U.S. Securities and Exchange Commission
                             Washington, DC 20549


                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                          VERIZON COMMUNICATIONS, INC.
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2.  Name of the person relying on exemption:

     ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JOHN M. BRENNAN,
   JACK K. COHEN, EILEEN T. LAWRENCE, ROBERT G. GAGLIONE, PAMELA M. HARRISON,
             JOHN W. HYLAND, DONALD R. KAUFMAN, CHARLES F. SCHALCH,
         DAVID J. SIMMONS, THOMAS M. STEED AND JOHN L. STUDEBAKER
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3.  Address of the person relying on exemption:

             P.O. BOX 33, COLD SPRING HARBOR, NEW YORK   11724
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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):


Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
______________________________________________________________________________
Phone: (631) 367-3067                        Web Site: www.belltelretirees.org
Fax: (631) 367-1190                    E-mail: association@belltelretirees.org
Hotline: 1-800-262-9222
March 2014
                                                                    March 2013
President and            THIS LETTER IS INTENDED FOR VERIZON SHAREHOLDERS ONLY.
Executive Director
C. William Jones         This letter is for our members who own Verizon stock.
(410) 310-8533           If you do not own Verizon stock, please pass this on
                         to anyone you know who owns Verizon stock.  Jack
Senior Staff Manager     Cohen, the Association's Executive Vice President,
Christina M. Kruger      Introduced the "Severance Approval Policy" described
(631) 367-3067           Below.

BOARD OF                 If you have not received your Verizon proxy by April
DIRECTORS                9th, contact your broker or call Computershare
                         Trust Company at 1-800-631-2355.  PLEASE DO NOT RETURN
Officers                 PROXY CARDS to the Association of BellTel Retirees.
John M. Brennan
Chairman of the Board    DEAR FELLOW ASSOCIATION MEMBER:
(201) 666-8174
                         We urge you to vote FOR two items on Verizon's proxy
Jack K. Cohen            card for the upcoming Annual Meeting, scheduled for
Executive Vice President May 1 in Phoenix, Arizona.
(914) 245-3129
                         ITEM 7: VOTE FOR THE "SEVERANCE APPROVAL POLICY"
Eileen T. Lawrence       FOR EXCESSIVE 'GOLDEN PARACHUTES'
Chief Financial Officer
(718) 229-6078           While we support generous performance-based pay, we
                         believe that requiring shareholder approval of "golden
Robert G. Gaglione       parachute" severance packages with a total cost
Treasurer                exceeding 2.99 times an executive's base salary plus
(516) 676-0937           target bonus is a prudent policy that will better
                         align compensation with shareholder interests.
Pamela M. Harrison
Secretary &              According to the 2014 Proxy Statement (page 54), if
V.P. Union Relations     CEO Lowell McAdam is terminated without cause, whether
(845) 225-6497           or not there is a change in control, he could receive
                         an estimated $37.1 million in termination payments,
Directors                MORE THAN 7.1 TIMES his 2013 base salary plus target
John W. Hyland           short-term bonus.  He would also receive an estimated
(845) 278-9115           $37.1 million due to disability or death.  Even if he
                         voluntarily retires, he would receive an estimated
Donald R. Kaufmann       termination payout of $21.9 million.
(610) 687-1363
                         Likewise, CFO Shammo and Executive Vice President Mead
Charles F. Schalch       would receive an estimated $9.3 and $10.7 million,
(610) 399-3626           respectively - MORE THAN 5.7 TIMES their base salary
                         plus target short-term bonus (Proxy, page 54).  They
David J. Simmonds        would receive the same payout for termination due to
(732) 636-4847           Retirement, death or disability.

Thomas M. Steed          These estimated termination payments are in addition to
(845) 457-9848           compensation that is earned prior to termination,
                         including pension savings plans, deferred compensation
John L. Studebaker       plans, and executive life insurance benefits, which
(610) 296-0281           each pay out millions more.

Board Member Emeritus:   A decade ago, after a shareholder proposal on Golden
Louis Miano              Parachutes sponsored by our Association received
                         support from 59% of the shares voted, Verizon adopted a
Board Member Emeritus:   policy to seek shareholder approval for severance with
Robert A. Rehm           a "cash value" in excess of 2.99 times salary plus
                         target bonus.  But this left a loophole, in our view.
                         The Company policy excludes the value of the
                         accelerated vesting of performance shares (PSUs) and of
                         restricted stock (RSUs), including accrued dividends,
                         from the total cost calculation that would trigger the
                         need for shareholder ratification (2014 Proxy, page
                         41).
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                         Because PSUs and RSUs are not vested or earned prior
                         to termination, they are disclosed as termination payments in the Proxy. If a senior executive terminates after a "change in control," all outstanding PSUs immediately "vest at target level"
                         (Proxy at page 41 and 54). Had the executive not terminated, the PSUs would not have vested or paid out until the end of the performance period (up to 3 years later) - and could potentially have been worthless if performance compared badly to the Dow Peer index and free cash flow metric used by the Board.

                         For example, if CEO McAdam terminated next month after a change in control, the PSU grant for the 2013-2015 performance cycle would vest at the "target" level ($5.625 million) regardless of the company's performance. The RSUs ($3.75 million grant value) would also immediately vest, with the payout based on the price of Verizon's stock at the end of the performance period (Proxy, page 43).

                         We believe our Company's severance approval policy should be updated to include the TOTAL COST of termination payments, including the estimated value of accelerated vesting of RSUs and PSUs that otherwise would not have been earned or vested until after the executive's termination.

                         ITEM 4: VOTE FOR THE "PROXY ACCESS BYLAW" FOR SHAREHOLDER DIRECTOR NOMINATIONS

                         This proposed Bylaw amendment is supported by Verizon's Board and will implement the shareholder proposal that I submitted last year, with the support of the Association. It was approved by 53% of the outstanding common stock voted at the 2013 Annual Meeting.

                         The proposal allows large, long-term shareholders, or a group of shareholders, to nominate candidates for Election to the Board and to let shareholders vote for those candidates on the company's proxy card. It would establish the same strict 35 ownership and 3-year eligibility thresholds recommended by the Securities and Exchange Commission (SEC.) The proposal also provides that the number of shareholder-nominated candidates cannot exceed 20% of the number of directors then serving.

                         This modest new policy promises to add some competition and choice to director elections. Thanks to the Association's effort, Verizon is poised to become the first Fortune 100 company to adopt this policy based on a majority vote for a shareholder proposal that was opposed by the Company. We are pleased the Board has reversed its position - and we hope you will vote for

                         PLEASE VOTE YOUR PROXY CARD FOR ITEMS 4 AND 7.

                         Sincerely yours,

                         /s/ Bill

                         C. William Jones
                         President & Executive Director

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The cost of this letter is being borne entirely by the Association of BellTel
Retirees Inc. This is not a solicitation. Please DO NOT send your proxy card to the Association.
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